

September 28, 2011

Via E-Mail
Kenneth T. Coviello
Chief Executive Officer
Vycor Medical, Inc.
3651 FAU Boulevard, Suite 300
Boca Raton, FL 33434

> **Re: Vycor Medical, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 7, 2011**
> **File No. 333-176713**

Dear Mr. Coviello:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1.   We note the outstanding comment letter for the Form 10-K for the fiscal year ended December 31, 2010. All comments must be resolved before the effective date of your registration statement may be accelerated.

Item 3. Summary Information and Risk Factors, page 1

2.   Please revise this section to disclose your total assets and net loss as of the fiscal year ended December 31, 2010 and the fiscal quarter ended June 30, 2011 and to describe your auditor's going concern opinion. Please also revise this section to disclose your monthly "burn rate" and to describe your sources of funding, including any related party transactions.

Item 17. Undertakings

3.   Please revise to include the undertaking required by Item 512(h)(3) of Regulation S-K.

Exhibit 5.1

4.   We note in the second to last paragraph, the opinion states that the common stock *is* validly issued, fully paid and non-assessable. Since the common stock underlying the warrants is not yet outstanding, please revise or explain.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

     Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (by e-mail): Robert L.B. Diener, Esq.